As Filed with the Securities and Exchange Commission on May 1, 2000
                                                     Registration No. 333-35088
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 PRE-EFFECTIVE
                               AMENDMENT NO. 2 TO
                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933



                              GERALD STEVENS, INC.
             (Exact name of registrant as specified in its charter)

         Florida                                   41-0719035
         -------                                   ----------
(State or other jurisdiction of                  (IRS Employer
incorporation or organization)                  Identification No.)

                              Gerald Stevens, Inc.
                     301 East Las Olas Boulevard, Suite 300
                         Fort Lauderdale, Florida 33301
                                 (954) 713-5000
                                 --------------
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                                Adam D. Phillips
        Senior Vice President, Chief Administrative Officer and Secretary
                     301 East Las Olas Boulevard, Suite 300
                         Fort Lauderdale, Florida 33301
                                 (954) 713-5000
                                 --------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                         One S.E. 3rd Avenue, 28th Floor
                            Miami, Florida 33131-1714
                                 (305) 374-5600

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                                Proposed
                                                             Proposed            Maximum
                                                              Maximum           Aggregate
Title of Shares to                      Amount to be      Offering Price        Offering             Amount of
Be Registered                            Registered        per Share(1)          Price(1)         Registration Fee
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value                4,894,039 Shares      $6.10155          $29,861,223.66         $7,883.36
$0.01 per share
===================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                4,894,039 Shares

                              Gerald Stevens, Inc.

                     Common Stock, par value $0.01 per share


         The selling stockholders identified in the table beginning on page 9 of this prospectus are offering all of the shares. We will not receive any proceeds from the sale of the shares.

         Our common stock trades on the Nasdaq National Market under the symbol "GIFT." On April 28, 2000, the closing sale price of the common stock on Nasdaq was $5 1/8 per share.


                              ---------------------

         Investing in our common stock involves risks which we describe in the "Risk Factors" section beginning on page 2 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



             The date of this prospectus is May 1, 2000.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
Forward-looking Statements.......................................................................................ii

Gerald Stevens....................................................................................................1

Risk Factors......................................................................................................2

Use of Proceeds...................................................................................................9

Dividend Policy...................................................................................................9

Selling Stockholders.............................................................................................10

Plan of Distribution.............................................................................................13

Legal Matters....................................................................................................14

Experts  ........................................................................................................14

Incorporation of Information by Reference........................................................................14

Where You Can Find More Information..............................................................................15


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current views with respect to future events and financial performance. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management and markets for stock. Like any other business, we are subject to risks and other uncertainties that could cause these forward-looking statements to prove incorrect. In addition to general economic, business and market conditions, we are subject to risks and uncertainties that could cause these forward-looking statements to prove incorrect, including those stated in the "Risk Factors" section of this prospectus and the following:

         o Our ability to accomplish our anticipated growth strategies and to integrate acquired businesses.

         o        Our need to improve our information systems.

         o        Unexpected liabilities incurred in our acquisitions.

         o        Our dependence on additional capital for growth.


         o A decline in discretionary spending on flowers and gifts by consumers.


         o Weather, governmental regulations, transportation problems or other factors that could prevent us from obtaining sufficient products when needed.

         o Our ability to maintain business relationships within the industry, including relationships with wire services, wholesalers, growers, importers and other florist shops.

         o Our ability to develop relationships with supermarkets, mass merchants, department stores and other businesses to expand our store-in-store operations.


         o Our ability to develop and operate a profitable Internet business.


         o An inability to pursue potential transactions as a result of certain restrictions imposed on us to protect the pooling-of-interests accounting treatment of our April 30, 1999 merger with Gerald Stevens Retail.

                                    * * * * *

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We are not incorporating any information from our websites into this document.

                                 GERALD STEVENS


         We are an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. We operate the largest company-owned network of floral specialty retail stores in the United States, with over 300 retail locations in 36 markets on April 30, 2000. We are building a national brand and believe we are transforming the retail floral industry by integrating our operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. We ultimately intend to provide all of our retail customers with a unique and enhanced shopping experience under the Gerald Stevens brand.


         Our national sales and marketing division permits us, through multiple distribution channels, including the Internet, dial-up numbers and direct mail, to serve customers who do not visit or phone our retail stores. This division includes National Flora, the largest yellow page advertiser of floral products; Calyx & Corolla, the largest direct marketer of flowers; The Flower Club, a leading corporate affinity marketer; and four primary websites. To ensure superior customer service and efficient order processing, we operate four regional call centers. To distribute orders in markets where we do not have stores, we use several floral wire services, including our own Florafax floral wire service, which includes approximately 5,000 member florists covering all 50 states.

         To provide the freshest and highest quality products to our retail customers, we operate our own sourcing operation. Our leading floral importer and wholesaler, AGA Flowers, has long-term supply agreements and other relationships to purchase cut flowers with many of the finest growers in the United States and Central and South America. Our supply arrangements help us to eliminate several steps in the floral distribution chain, ensuring a reliable source of high-quality products at favorable prices. By reducing the time needed to transport flowers from farms to our retail stores, we extend the vase life of our flowers, leading to greater customer satisfaction.

         We believe our execution of this integrated operating model will make the Gerald Stevens brand synonymous with superior service, quality and value and build the most recognized and respected floral and gift brand in the United States. Once established, we believe the Gerald Stevens brand will drive increased consumption of all of our products, particularly flowers.

         Gerald Stevens was incorporated in Delaware in 1970, and reincorporated in Florida in 2000. Our principal executive offices are located at 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954) 713-5000.

                                  RISK FACTORS

         An investment in our common stock involves various risks, including those described in the risk factors below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in our common stock. If any of the following risks, or other risks not presently known to us or that we currently believe not to be material, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment.

Our Potential Inability to Implement Our Growth Strategy

         Our business strategy will focus on growing our revenue and operations internally by opening new retail locations and expanding sales through other order-generation businesses, including our websites, as well as by making acquisitions of floral and gift businesses. The success of our growth strategy will depend on a number of factors including our ability to:

         o assess the value, strengths and weaknesses of acquisition candidates;

         o evaluate the costs and projected returns of expanding our operations;

         o        expand our customer base;

         o market our products and services effectively over the Internet and through traditional media;

         o lease desirable store locations on suitable terms and complete construction on a timely basis;

         o promptly and successfully integrate acquired businesses and new retail locations with existing operations; and

         o        obtain financing to support this growth.


         We may not be able to identify suitable acquisition candidates or locations for new stores. If we are not able to identify suitable acquisition candidates or if acquisitions of suitable candidates are prohibitively expensive, we may be forced to alter our growth strategy. Also, we may not be able to retain a sufficient portion of the customers of the retail stores that we acquire. Our growth strategy may affect short-term cash flow and net income as we increase our indebtedness and incur additional expenses. As a result, our operating results may fluctuate and our growth strategy may not result in improving our profitability. If we fail to implement our growth strategy successfully, the market price of our common stock may decline.


         We may expand our operations not only within our current lines of business, but also into other related and complementary businesses. Our entry into any new lines of business may not be successful, as we may lack the understanding and experience to operate profitably in new lines of business.

Demands on Our Resources Due to Growth

         Our anticipated growth could place significant demands on our management and our operational, financial and marketing resources. These demands are primarily due to our plans to:

         o        acquire and integrate numerous floral and gift retailers;

         o        open new locations;

         o        increase the number of our employees;

         o        expand the scope of our operating and financial systems;

         o        broaden the geographic area of our operations;

         o        increase the complexity of our operations;

         o        increase the level of responsibility of management personnel;
                  and

         o        continue to train and manage our employee base.

         Our management and resources, now and in the future, may not be adequate to meet the demands resulting from our expected growth.

Continued Net Losses Could Hinder Our Growth Strategy


         We have experienced losses during our most recent fiscal year. Our net loss for fiscal 1999 was $12.3 million, which included a merger expense of $4.6 million and a non-cash compensation expense of $1.4 million related to non-plan stock options. If we incur net losses in future periods, we may not be able to implement our growth strategy in accordance with our present plans and our stock price may decline.


Our Financial Results May Not Be Indicative of Future Results

         The financial statements incorporated by reference in this prospectus cover periods when Gerald Stevens and some of our acquired businesses were not under common control or management. These financial statements may not be indicative of our future financial condition, operating results, growth trends or prospects. We acquired our initial retail operations in our April 1999 merger with Gerald Stevens Retail, Inc. Gerald Stevens Retail was established in May 1998 and commenced operations in October 1998 upon completion of its acquisition of ten floral businesses. For the period from its inception to September 30, 1998, Gerald Stevens Retail was a development stage company with no revenue and generated a net loss of $2.1 million.

         You must evaluate our prospects in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of a new growth strategy. Our strategy of building a nationally branded floral and gift retailer and marketer may not lead to growth, profitability or increased market prices for our common stock.

We Need to Improve Our Information Systems

         We need to improve and integrate our information systems. Although we invested approximately $5.5 million in fiscal 1999, and over the next two to three years we intend to invest approximately $15.0 million for our information systems, this budget may not be sufficient for our needs. We also need to hire more accounting and information systems personnel. We may experience delays, disruptions and unanticipated expenses in improving, implementing, integrating and operating our information systems. Failure to improve and fully integrate and enhance our information systems or failure to hire additional personnel could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We May Have Difficulties Integrating Acquired Businesses With Our Company

         Until we complete and install our information systems, we will use and depend upon the information and operating systems of our acquired entities. We may not be able to efficiently combine our operations with those of the businesses we have acquired without encountering difficulties. These difficulties could result from having different and potentially incompatible operating practices, computers or other information systems. By consolidating personnel with different business backgrounds and corporate cultures into one company, we may experience additional difficulties. As a result, we may not achieve anticipated cost savings and operating efficiencies and we may have difficulties managing, operating and integrating our businesses.

We May Incur Unexpected Liabilities When We Acquire Businesses

         During the acquisition process, we may not discover some of the liabilities of businesses we acquire. These liabilities may result from a prior owner's non-compliance with applicable federal, state or local laws. For example, we may be liable after an acquisition of a business for the prior owner's failure to pay taxes or comply with environmental regulations. Environmental liabilities could arise regardless of whether we own or lease our properties. While we will try to minimize our potential exposure by conducting thorough investigations during the acquisition process, we will not be able to identify all existing or potential liabilities. We also generally will require each seller of an acquired business to indemnify us against undisclosed liabilities. In most cases, this indemnification obligation will be supported by deferring payment of a portion of the purchase price or other appropriate security. However, this indemnification may not be adequate to fully offset any undisclosed liabilities associated with the acquired business.

Goodwill Resulting From Acquisitions May Adversely Affect Our Results

         Goodwill and related amortization are expected to increase principally as a result of future retail floral business acquisitions, and the amortization of goodwill and other intangible assets could adversely affect our financial condition and results of operations. We have considered various factors, including projected future cash flows, in determining the purchase prices of our acquired retail floral and order generation businesses, and we do not believe that any material portion of the goodwill related to any of these acquisitions will dissipate over a period shorter than the expected useful life. However, our earnings in future years could be materially adversely affected if management later determines either that the remaining balance of goodwill is impaired or that a shorter amortization period is applicable.

We Will Depend On Additional Capital For Our Growth


         Our ability to remain competitive, sustain our expected growth and expand our operations largely depends on our access to capital. We anticipate making numerous acquisitions of floral businesses, which will require ongoing capital expenditures. We also expect to make expenditures to continue integrating the acquired floral businesses with our existing businesses. To date, we have financed capital expenditures and acquisitions primarily through private equity, a public offering and our revolving bank credit facility. We have a $40 million revolving credit facility under which we have outstanding borrowings of approximately $33 million as of April 30, 2000. We are in discussions with our primary lending bank regarding a proposed syndication of and increase to our bank credit facility. We are also in discussions with a number of third parties regarding different debt or equity investments in Gerald Stevens. We may not be successful in obtaining an increased credit facility or otherwise raising additional capital. In addition, to execute our growth strategy and meet our capital needs, we plan to issue additional equity securities as part of the purchase price of future acquisitions and we may issue additional debt or equity securities for cash in public or private offerings. Any of these transactions may have a dilutive effect on the interests of our stockholders. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our growth strategy or delay capital expenditures.


Debt Covenants May Restrict Our Growth

         Restrictive covenants contained in our credit facility may limit our ability to finance future acquisitions, new locations and other expansion of our operations. Credit facilities obtained in the future likely will contain similar restrictive covenants. These covenants may also require us to achieve specific financial ratios.

         With regard to acquisitions, our credit facility requires that, in the event that our consolidated leverage ratio is greater than 2.0 to 1.0 and the cash portion of the cost of a business acquisition exceeds $3.0 million, certain acquisition-specific covenants are applicable. These covenants include the requirement that at least 35% of the cost of an acquisition be paid in the form of common stock, that the proceeds of loans used to pay the cost of an acquisition cannot exceed three times the acquired company's earnings before interest, taxes, depreciation and amortization, and that the lender be provided certain financial information and give consent to the acquisition.

         Our credit facility also requires us to maintain financial ratios that limit total debt and capital expenditures. Consolidated debt in the future cannot exceed earnings before interest, taxes, depreciation and amortization by a ratio of 2.75 to 1.00 or exceed consolidated stockholders' equity. In addition, the ratio of EBIT plus lease payments to the sum of interest expense, current maturities of debt, cash income taxes and lease payments must not be less than 1.10 to 1.00 prior to December 31, 2000 and 1.25 to 1.00 thereafter. Capital expenditures cannot exceed $52 million for the 2002 fiscal year.

         Any of these covenants could become more restrictive over time. Our ability to respond to changing business and economic conditions and to secure additional financing for operating and capital needs may be significantly restricted by these covenants. Furthermore, we may be prevented from engaging in transactions including acquisitions that are important to our growth strategy. Any breach of these covenants could cause a default under our debt obligations and result in our debt becoming immediately due and payable. We are not certain whether we would have, or would be able to obtain, sufficient funds to make these accelerated payments.

Our Quarterly Operating Results Will Fluctuate Due to Seasonality

         Unit sales of floral products have historically been seasonal, concentrated primarily in the second and third fiscal quarters as a result of holidays such as Valentine's Day, Easter and Mother's Day. In contrast to the second and third fiscal quarters, the first and fourth fiscal quarters have relatively few flower-giving holidays. Negative fluctuations have been particularly pronounced and net losses have been incurred in these quarters. In the past, we have experienced, and we expect to continue to experience, quarterly variations in revenue and cash flows. Other factors that could cause quarterly variations include additional selling, general and administrative expenses to acquire and support new business and the timing and magnitude of capital expenditures. We intend to plan our operating expenditures based on revenue forecasts. Any revenue shortfall below these forecasts in any quarter would likely decrease our operating results for that quarter.

Customers May Reduce Discretionary Purchases of Flowers and Gifts

         We believe that the floral and gift industry is influenced by general economic conditions, particularly by the level of personal discretionary spending by customers. As a result, the floral and gift industry could experience periods of decline and recession during economic downturns. The industry may experience sustained periods of decline in sales in the future. Any material decline in personal discretionary spending could have a negative effect on our business, financial condition, results of operations or prospects.

Competition May Adversely Impact Our Performance

         The floral and gift industry is highly competitive. Competition exists in each segment of the industry. We expect competition from:

         o flower growers, importers, wholesalers and bouquet companies, including Dole Food Company Inc. and USA Floral Products Inc.;

         o        floral wire services, including FTD, Teleflora and AFS;

         o retailers including traditional floral and gift shops, supermarkets, mass merchandisers and garden centers; and

         o traditional and online order generators of floral and gift products, including 1-800-FLOWERS.

         In many of our markets, our competitors have larger and greater financial resources than we do. The Gerald Stevens brand is new, and may not be marketed effectively by us. We may not be able to compete successfully against our existing competitors and any future competitors.

We May Incur Anti-Dumping Liability

         The majority of flowers sold in the United States are grown in other countries. Flower-importing companies are subject to anti-dumping duties. Generally, if the United States Department of Commerce determines that a foreign grower sold flowers to an importer in the United States for a price less than the home market price or constructed value of the flowers, then the Commerce Department may impose an anti-dumping duty upon the importer. The precise amount of duty is calculated after a review of sales over a twelve-month period and a comparison of the prices of the United States sales with the prices of home market sales or constructed value.

Political and Economic Events in Foreign Countries May Limit Supply of Flowers

         Flowers are imported principally from countries in South America and Central America. The political and economic climate in several of these countries from time to time has been volatile. In some of these countries, this volatility has from time to time adversely affected many aspects of the countries' economies, including flower production. At times, this volatility has also impacted trade relations with the United States. As a result, future political and economic events in these flower-growing countries may reduce the production or export of flowers. Any adverse changes in the production or export of flowers from flower-producing countries could have a material impact on our business, financial condition, results of operations or prospects.

Potential Adverse Effects of Bad Weather In Flower Growing Regions

         The supply of perishable floral products depends significantly on weather conditions where the products are grown. Severe weather, including unexpected cold weather, may have an adverse effect on the available supply of flowers, especially at times of peak demand. For example, in order for a sufficient supply of roses to be available for sale on Valentine's Day, rose growing regions must not suffer a freeze or other harsh conditions in the weeks leading up to the holiday. Any shortages or disruptions in the supply of fresh flowers, or any inability on our part to procure our flower supply from alternate sources at acceptable prices in a timely manner, could lead to the inability to fulfill orders during periods of high demand, and the loss of customers.

We May Have Difficulties Transporting Flowers

         The perishable nature of flowers requires the floral industry to have a transportation network that can move products quickly from the farm to the retailer. Flowers grown in South America and Central America are typically transported via charter flights to the United States, principally to Miami. After flowers arrive in Miami or other ports of entry, they are distributed throughout the United States primarily via refrigerated trucks. We cannot assure you that there will be no disruptions in service at Miami International Airport, fuel shortages, work stoppages in the air charter or trucking industries or other problems encountered in transporting flowers.

Problems With Order Transmission Networks and The Compatibility of Our Systems

         A large percentage of floral industry revenue is dependent upon the ability of the party taking an order from a customer to transmit the order to a delivering florist outside the immediate geographic market.

         Over the past several years, this process has increasingly relied on electronic communications and computers to create networks that serve as the transmission medium for orders. We believe that a substantial number of floral industry participants use one or more of these networks, particularly FTD's Mercury network. In the event that one or more of these networks were to become disabled, or our systems were unable to communicate with the network or any other transmission medium, we may not be able to use our normal computer-based methods for communicating orders. In this event, we would either need to route orders via alternative wire services, requiring reconfiguration of the existing wire interfaces and programming logic, or be required to make individual telephone calls or send faxes to florists. Conducting business primarily through telephone and fax orders would cause us to operate in a slower and more costly manner. Any of these situations could have a negative impact on our business, financial condition, results of operations or prospects.

Relationships With Floral Wire Service Businesses May Deteriorate

         The retail floral industry has traditionally relied upon floral wire services, including FTD, Teleflora, AFS and our Florafax wire service business, to act as intermediaries to effectively manage, among other things, the financial settlement among florists and serve as a clearinghouse for orders. To our knowledge, these intermediaries do not currently operate retail stores but do engage in other marketing and floral order generating activities. One or more of these wire services may seek to prohibit our order generation business or our retail operations from settling orders through their wire services, or using their technology to transmit orders. These actions may have a short-term material adverse impact on our business, financial condition, results of operations or prospects.

         Wire service intermediaries also provide financial rebates or incentives to those florists, order generators and other parties that transmit and/or financially settle a large number of orders through their system. These rebates and incentives provide a significant portion of our operating profit. Any change in the industry's rebate or incentive structure may have a short-term material impact on our business, financial condition, results of operations or prospects.

Relationships With Member Florists of Our Wire Service Business May Deteriorate

         Some of the member florists of our Florafax wire service business may not want to continue as members if they perceive that we are in competition with them through our retail stores. This risk may be heightened when we acquire or open retail operations in markets where our member florists are located. Loss of member florists could have a negative impact on our business, financial condition, results of operations or prospects.

Uncertainty of Internet Use and Its Impact on Our Business

         We believe that the Internet and electronic commerce will play an increasingly important role in floral and gift- related merchandising and order taking over the coming years. As such, we intend to devote significant financial resources to our Internet operations. However, the use of the Internet and e-commerce by customers to purchase flowers and gifts may not increase as rapidly as we expect, and other purchasing mediums may replace the Internet. Additionally, unlike building traditional retail stores, where there is a limited amount of prime retail real estate and significant capital requirements, there are few barriers to entry on the Internet. Our competitors may be better funded or have other proprietary technologies or approaches to e-commerce that may make it difficult for us to compete on the Internet. In any of these instances, our business, financial condition, results of operation or prospects may be materially adversely impacted.

         In addition, if the use of the Internet for direct-from-grower sales does rapidly increase and such sales replace locally delivered floral arrangements, then the revenue we plan to generate by owning and operating numerous retail stores may be adversely affected. Also, as e-commerce becomes more prevalent and the use of Internet phone directories increases, the value we receive from advertisements in traditional phone books may decrease.

We May Face Increased Government Regulations of the Internet

         There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of services. Changes in tax laws relating to electronic commerce could adversely affect our business. The applicability to the Internet of existing laws covering issues such as intellectual property, libel, personal privacy and other areas is uncertain and developing. New legislation or regulations could decrease growth in the use of the Internet, impose additional burdens on e-commerce or alter how we do business. This could decrease demand for our online product offerings, increase our cost of doing business, increase the costs of products sold on the Internet or otherwise have an adverse effect on our business, financial condition, results of operations and prospects.

Our Directors and Executive Officers Have Limited Industry Experience

         Other than Ruth Owades, Kenneth Royer and Andrew Williams, none of our directors and executive officers have significant experience in the floral and gift industry. Our directors and executive officers may not ultimately be successful in the floral and gift industry. In addition, we believe that our success will depend to a significant extent upon the efforts and abilities of the management of companies that we acquire.

We Depend Heavily On Our Senior Management

         We believe that our success will depend to a significant extent upon the efforts and abilities of our executive officers and the senior management of the companies that we acquire. While we have entered into employment agreements with our executive officers and the senior management of some companies we have acquired, these individuals may not remain with us throughout the term of the agreements or thereafter. Our employment agreements with Gerald Geddis, Albert Detz and Adam Phillips terminate on December 31, 2000, our employment agreement with Steven Nevill terminates on February 2, 2001 and our employment agreement with Eleanor Callison terminates on September 27, 2001. We do not have "key person" life insurance policies covering any of our employees. We will likely also depend on the senior management of any significant business that we acquire in the future. If we lose the services of one or more of these key employees before we are able to attract qualified replacement personnel, our business could be adversely affected.

Our Significant Stockholders Will Be In A Position to Influence Corporate Action


         As a result of its stock ownership and board representation, New River Capital Partners will be in a position to influence our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our other stockholders. New River Capital Partners owns approximately 7.4 million shares, or approximately 15.1% of our outstanding common stock.

         In addition, our Chairman of the Board controls the managing general partner of New River Capital Partners. Our executive officers are deemed to beneficially own approximately 11.8 million shares, or approximately 24.0%, of our outstanding common stock (which include the shares owned by New River Capital Partners). Although there are no agreements or understandings between New River Capital Partners and our executive officers as to voting, if these parties voted in concert they would exert significant influence over us.


Our Stock Price May Be Volatile

         The market price for our common stock has been volatile and may be affected by a number of factors, including the announcement of acquisitions or other developments by us or our competitors, quarterly variations in our or other industry participants' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the floral and gift industry, sales of a substantial number of shares of our common stock in the public market, general market conditions, general economic conditions and other factors. Some of these factors may be beyond our control or may be unrelated to our results of operations or financial condition. Such factors may lead to further volatility in the market price of our common stock.

Possible Depressing Effect of Shares Eligible for Future Sale

         We have issued a substantial number of shares of our common stock pursuant to our acquisition program, and we expect to issue additional shares of common stock as part of the purchase price for future acquisitions. The shares of common stock issued pursuant to our acquisition program will be registered with the Commission periodically, making them immediately available for resale. Also, we have issued to our employees, officers and directors options to purchase shares of our common stock. The shares issuable upon exercise of the options have been registered with the Commission. Any actual sales or any perception that sales of a substantial number of shares may occur could adversely affect the market price of our common stock and could impair our ability to raise capital through an offering of equity securities.

Possible Dilution in Value of Common Stock and Voting Power

         If we issue additional shares of common stock, including shares that may be issued pursuant to option grants, earn-out arrangements and future acquisitions, purchasers of common stock may experience dilution in the net tangible book values per share of the common stock. In addition, because our stockholders do not have any preemptive right to purchase additional shares in the future, their voting power will be diluted by any issuance of shares.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

                                 DIVIDEND POLICY

         We have never paid dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to fund the development and growth of our business. Any payment of dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors. Our credit facility also restricts our ability to pay dividends.

                              SELLING STOCKHOLDERS

         The following table sets forth the name of each selling stockholder, the total number of shares of our common stock beneficially owned by each of the selling stockholders on the date of this prospectus and the total number of shares of common stock that each selling stockholder may offer and sell pursuant to this prospectus. Because the selling stockholders may offer all or a portion of the shares at any time and from time to time after the date of this prospectus, we cannot determine at this time the exact number of shares that each selling stockholder may retain upon completion of the offering. No selling stockholder will own more than 1% of our common stock upon completion of this offering.

         To our knowledge, none of the selling stockholders has had any material relationship with us during the past three years, except as set forth in the footnotes to the table.

                                                                                   Number of Shares             Number of Shares
                                                                                     Beneficially               Being Offered for
                                                                                    Owned Prior to            Selling Stockholders'
                          Selling Stockholder                                      the Offering (1)                  Account
                          -------------------                                   ----------------------       -----------------------
Allen & Company Incorporated (2)                                                        441,053                        100,000
Allen Small Cap Partners L.P.                                                           172,000                        172,000
Anderson, Garrett & Anderson, Krista, Joint Tenants (3)                                  60,514                         60,514
Anvil Investment Associates, LP                                                         140,000                        140,000
Argey, Inc. (4)                                                                          17,037                         17,037
Arthur and Christine Bogad Family Trust, dated August 29, 1988 (5)                       42,629                         42,629
Ashford Capital Partners, L.P.                                                          150,000                        150,000
Barrett, Scott                                                                          110,000                        100,000
Barriball, Scott E. (6)                                                                  65,804                         65,804
Bolt, Ken & Bolt, Elaine, Joint Tenants (7)                                              43,274                         43,274
Butler, William                                                                          25,000                         25,000
Caputo, Fernanda (8)                                                                     13,793                         13,793
Caputo, Joseph (8)                                                                       13,793                         13,793
Cascade Investment, L.L.C.                                                              750,000                        750,000
Chilton International, L.P.                                                              60,980                         60,980
Chilton Investment Partners, L.P.                                                        26,350                         26,350
Chilton QP Investment Partners, L.P.                                                     12,670                         12,670
Dake, Shane (9)                                                                           1,234                          1,234
Davis, John W. (10)                                                                       8,847                          8,847
Davis, Monte (11)                                                                        15,631                         15,631
Dyer, Jr., Robert C. (12)                                                                 7,725                          7,725
Engert, Edgar & Engert, Renate - Trustees Engert Family Trust u/a                        22,827                         22,827
    dtd 6/21/95 (13)
Eriksson, Karl O. (14)                                                                   17,289                         17,289
Gildea, John W.                                                                          35,000                         35,000
Graziano, Jr., Domenic and Graziano, Joan, Tenants by the                               197,232                        197,232
    Entirety (15)
Harry Miller Flowers, Inc. (16)                                                          22,291                         22,291
Hawkins, Thomas (17)                                                                    432,000                        337,500
Hetland, Barbara (18)                                                                    13,003                         13,003
Holst, Judith C. (19)                                                                     2,848                          2,848
Holzman, Steven D.                                                                      100,000                        100,000
Ito, Alice A. (20)                                                                       14,337                         14,337
Ito, Arthur T. (20)                                                                       6,588                          6,588
Ito, James A. (20)                                                                        3,873                          3,873
Jaffe, Stephen M. (21)                                                                   37,665                         37,665
Kanamori, Lynn                                                                            1,811                          1,811
Keegan, Michael (12)                                                                      1,016                          1,016
Kendall, Donna (22)                                                                      12,802                         12,802
Kim, Chang and Kim, Yea - Sook, Joint Tenants with Rights of                              3,715                          3,715
    Survivorship (23)
King, Daniel (24)                                                                        28,346                         28,346
King, Kevin (24)                                                                         28,347                         28,347
Klug, Iris J. (25)                                                                       12,384                         12,384
Kobrick Emerging Growth Fund                                                            167,000                        167,000
Kobrick Fund, L.P.                                                                      166,700                        166,700

                                       10

                                                                                  Number of Shares               Number of Shares
                                                                                    Beneficially                 Being Offered for
                                                                                   Owned Prior to              Selling Stockholders'
                          Selling Stockholder                                     the Offering (1)                    Account
                          -------------------                                   ----------------------       -----------------------
Kobrick Investment Fund, L.P.                                                           127,800                        127,800
Kobrick Offshore Fund, Ltd.                                                              38,500                         38,500
Estate of Corinne Kuromi (20)                                                            10,851                         10,851
Kuromi, Kevin (20)                                                                        1,811                          1,811
Kuschel, Laurie (8)                                                                       6,897                          6,897
Maril & Co.                                                                             210,000                        210,000
Martin, Ann S. and Martin, Elmer E., Tenants in the Entirety (26)                        11,248                         11,248
Mathis, Alma (27)                                                                        71,756                         71,756
McLeod, Kenneth (28)                                                                      7,740                          7,740
McLeod, Sue (28)                                                                          7,740                          7,740
MGN Opportunity Group LLC                                                               250,000                        250,000
Pavelka, David (29)                                                                      10,890                         10,890
Pavelka, Steven (29)                                                                     10,889                         10,889
Pendley, Curt & Pendley, Mary A., Joint Tenants (3)                                      60,514                         60,514
Polites, Chris (30)                                                                      10,854                         10,854
Polites, Kathy (30)                                                                      10,854                         10,854
Rawls, James C. and Rawls, Judith F., Joint Tenants (31)                                  2,230                          2,230
Robbins, Bill J. and Robbins, Deborah N., Joint Tenants with                              5,573                          5,573
    Rights of Survivorship (32)
Rotunno, Gay (33)                                                                        11,228                         11,228
Sankoran, Nan B. (31)                                                                     2,321                          2,321
Smith, Donna G. (34)                                                                      3,060                          3,060
Spunky's Enterprises Ltd. (35)                                                           15,102                         15,102
Takahashi, Midori (20)                                                                    3,873                          3,873
Tatsch, Elizabeth J. (36)                                                                11,308                         11,308
Teleos Fund, L.P.                                                                        25,000                         25,000
Teleos Strategies, Ltd.                                                                 225,000                        225,000
Van Ewyk, James (14)                                                                     25,933                         25,933
Werner, Robert G. and Werner, Deanna K., Joint Tenants (37)                             126,538                        126,538
White, Sheri M. and White, Donald L., Joint Tenants (38)                                 17,088                         17,088
Wilson, Barbara J. (12)                                                                  11,586                         11,586
The Wolfson Family Trust                                                                 28,800                         28,800
F/B/O Zev Wolfson IRA                                                                    71,200                         71,200
Wrap Two & Co. as nominee for AXP Variable Portfolio -                                  400,000                        400,000
    Managed Fund
                                                                         ----------------------      -------------------------

                                                                   TOTAL              5,339,592                      4,894,039

----------------

(1) As used herein, beneficial ownership means the sole power to vote, or direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security. Except as otherwise indicated, each selling stockholder has beneficial ownership with respect to his/her shares of common stock.

(2) Allen & Company Incorporated acted as placement agent in connection with a private placement of common stock by Gerald Stevens Retail, Inc. in October 1998 and in connection with a private placement of common stock by our company in March 2000. Allen & Company received customary fees for both of these transactions. Allen & Company and certain of its employees also purchased shares of common stock in these private placements on the same terms as the other investors. Allen & Company also acted as co-managing underwriter for our public offering of common stock in June 1999, for which it received 9 customary discount.

(3) Held ownership interest in Piccolo's prior to Gerald Stevens' acquisition of certain assets thereof.
(4) Held ownership interest in Dusty's Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(5) Held ownership interest in Simpsons prior to Gerald Stevens' acquisition of certain assets thereof.
(6) Held ownership interest in Diversified Floral prior to Gerald Stevens' acquisition of the ownership interests therein.
(7) Held ownership interest in Brant's Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(8) Held ownership interest in Joe's Flower Shop prior to Gerald Stevens' acquisition of certain assets thereof.
(9) Held ownership interest in California Rose prior to Gerald Stevens' acquisition of certain assets thereof.
(10) Held ownership interest in Gwinnett prior to Gerald Stevens' acquisition of certain assets thereof.
(11) Held ownership interest in Surroundings prior to Gerald Stevens' acquisition of the ownership interests therein.
(12) Held ownership interest in Solarium prior to Gerald Stevens' acquisition of certain assets thereof.
(13) Held ownership interest in Del Mar Floral prior to Gerald Stevens' acquisition of certain assets thereof.
(14) Held ownership interest in Pfund & Clint prior to Gerald Stevens' acquisition of the ownership interests therein.
(15) Held ownership interest in Domenic Graziano Flowers & Gifts prior to Gerald Stevens' acquisition of certain assets thereof.
(16) Held ownership interest in Harry Miller Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(17) Mr. Hawkins is a limited partner of New River Capital Partners, L.P., an affiliate of Gerald Stevens.

(18) Held ownership interest in Floral Affair in Plymouth prior to Gerald Stevens' acquisition of certain assets thereof.
(19) Held ownership interest in Lemon Grove Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(20) Held ownership interest in Flower View Gardens prior to Gerald Stevens' acquisition of the ownership interests therein.
(21) Held ownership interest in Orlando City Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(22) Held ownership interest in Seifert's Floral Company prior to Gerald Stevens' acquisition of certain assets thereof.
(23) Held ownership interest in Stephen's Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(24) Held ownership interest in Fort Meyers Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(25) Held ownership interest in Fresh Flower Market prior to Gerald Stevens' acquisition of certain assets thereof.
(26) Held ownership interest in European Floral Gallery prior to Gerald Stevens' acquisition of certain assets thereof.
(27) Held ownership interest in Suzann's prior to Gerald Stevens' acquisition of the ownership interests therein.
(28) Held ownership interest in Whitfield's Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(29) Held ownership interest in Kelly-Scherrer Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(30) Held ownership interest in Polites prior to Gerald Stevens' acquisition of certain assets thereof.
(31) Held ownership interest in McDonough's prior to Gerald Stevens' acquisition of certain assets thereof.
(32) Held ownership interest in Atlanta Oil Lamp prior to Gerald Stevens' acquisition of certain assets thereof.
(33) Held ownership interest in Lucy Little Flowers prior to Gerald Stevens' acquisition of certain assets thereof.
(34) Held ownership interest in Springs Florist prior to Gerald Stevens' acquisition of certain assets thereof.
(35) Held ownership interest in Spunky's prior to Gerald Stevens' acquisition of certain assets thereof.
(36) Held ownership interest in Medical Center Florists prior to Gerald Stevens' acquisition of certain assets thereof.
(37) Held ownership interest in A French Bouquet Flower Shoppe prior to Gerald Stevens' acquisition of certain assets thereof.
(38) Held ownership interest in Bee Hive Florists prior to Gerald Stevens' acquisition of certain assets thereof.

                              PLAN OF DISTRIBUTION


    The selling stockholders may sell or distribute some or all of the shares of common stock offered by this prospectus from time to time through underwriters, dealers, brokers, or other agents or directly to one or more purchasers, including pledgees, in transactions on Nasdaq, in privately negotiated transactions, or in the over-the-counter market, or in a combination of such transactions, or by any other legally available means. These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Underwriters, brokers, dealers, or other agents participating in these transactions as agent for the selling stockholder may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders, and, if they act as agent for the purchaser of the shares being sold, from the purchaser. The discounts, concessions, or commissions given to a particular underwriter, broker, dealer, or other agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees and pledges of the selling stockholders, or by other persons acquiring shares offered by this prospectus and who wish to offer and sell these acquired shares under circumstances requiring or making desirable its use. If required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees or pledgees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.


    The selling stockholders and any underwriters, brokers, dealers or other agents that participate in a distribution of the shares offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any underwriter, broker, dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares offered by this prospectus may not simultaneously engage in market activities with respect to our common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares offered by this prospectus. Any of those rules or regulations may affect the marketability of our common stock.

    We will pay substantially all of the expenses incident to the offering of the shares offered by the selling stockholders to the public pursuant to this prospectus other than commissions and discounts of underwriters, brokers, dealers, or other agents. The selling stockholders may indemnify any underwriter, broker, dealer, or other agent that participates in transactions involving sales of these shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against some of the liabilities they may incur, including certain liabilities under the Securities Act.

    Although we have no obligation to permit the selling stockholders to offer shares under this prospectus in an underwritten offering, if any shares offered by the prospectus are sold in an underwritten offering, those shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any offering of this kind and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to that offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in the supplement if any shares are purchased.

    If any shares offered by this prospectus are sold in an underwritten offering, the underwriters and selling group members, if any, may engage in passive market making transactions in our common stock on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Regulation M under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with the offering and purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the common stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this prospectus is a part and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    In order to comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our common stock may not be sold unless it has been registered or qualified for sale in the state or an exemption form registration or qualification is available and we comply with the exemption.

                                  LEGAL MATTERS

     Legal matters regarding the validity of our common stock offered under this prospectus will be passed upon on our behalf by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Some attorneys employed by Akerman, Senterfitt & Eidson, P.A. own shares of our common stock.

                                     EXPERTS

    The audited consolidated financial statements as of August 31, 1999 and 1998 and for the years then ended of Gerald Stevens, Inc., incorporated by reference in this Registration Statement and included in our Annual Report on Form 10-K for the year ended August 31, 1999, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of such firm as experts in giving said reports.

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended August 31, 1997 included in our Annual Report on Form 10-K for the year ended August 31, 1999, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's, report, given on their authority as experts in accounting and auditing.

                    INCORPORATION OF INFORMATION BY REFERENCE

    We incorporate by reference the following documents which we have filed with the Commission under the Exchange Act:


    (1) Our Annual Report on Form 10-K for the fiscal year ended August 31, 1999, filed November 24, 1999, as amended on Form 10-K/A, filed on December 28, 1999.


    (2) Our Quarterly Report on Form 10-Q for the period ended November 30, 1999, filed January 14, 2000.

    (3) Our Quarterly Report on Form 10-Q for the period ended February 29, 2000, filed April 12, 2000.

    (4)  Our Current Report on Form 8-K dated March 29, 2000, filed April 6,
         2000.

    (5) The description of our common stock contained in our Registration Statement on Form 10, dated April 27, 1971.

    You should consider all documents we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering to be incorporated by reference in this prospectus. You should consider any statement contained in this prospectus or in a document incorporated or considered to be incorporated by reference in this prospectus to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is or is considered to be incorporated by reference in this prospectus modifies or supersedes that statement. You should not consider any statement modified or superseded in this manner, except as so modified or superseded, to constitute a part of this prospectus.

    We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless exhibits are specifically incorporated by reference into the requested documents). Please direct requests for documents to Sheri O'Neill, Gerald Stevens, Inc., 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954) 713-5000.

                       WHERE YOU CAN FIND MORE INFORMATION

    We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement because the Commission's rules and regulations permit us to omit some of the information. For further information pertaining to our company and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits and the financial statements, notes and schedules filed as a part of or incorporated by reference into the registration statement. Statements contained in this prospectus regarding the content of any contract or other document referred to in the prospectus or registration statement are not necessarily complete. In each instance reference is made to the copy of the contract or other document filed as an exhibit to this registration statement, and each statement is qualified in all respects by reference to the contract or other document.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information, regarding issuers that file electronically with the Commission. You can access the Commission's website at http://www.sec.gov.

                                     Part II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution (1)

    The following is a list of estimated expenses to be incurred by the Company in connection with the registration of the shares of Common Stock registered hereunder:

Securities and Exchange Commission registration fee...........          7,883.36
Printing expenses.............................................          5,000.00
Legal fees and expenses.......................................          3,000.00
Accountants' fees and expenses................................         10,000.00
                                                                      ----------
Miscellaneous.................................................          4,116.64

                                                                      ----------
Total.........................................................        $30,000.00
                                                                      ==========
--------------------
(1)      Estimated except for SEC registration fee.

Item 15. Indemnification of Directors and Officers

    (a) The Florida Business Corporation Act permits a corporation to indemnify a person who is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was a director, officer, employee or agent of another entity at the request of the corporation. The indemnification may cover any liability incurred in connection with such proceeding, including any appeal, if the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    The FBCA also provides that a director, officer, employee, or agent of a corporation who has been successful in defense of any proceeding referred to in the preceding paragraph, or in defense of any claim, issue, or matter therein, shall be indemnified against expenses incurred in connection with such defense. Such expenses may be paid in advance of the final disposition of such proceeding, if the indemnified party provides an undertaking to repay such advanced amounts if ultimately found not to be entitled to indemnification for such expenses.

    The FBCA also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not the corporation would have the power to indemnify such persons against such liabilities under the provisions of such sections.

    The FBCA further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

    (b) Our Articles of Incorporation permit, and our Bylaws provide for, indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

    (c) We maintain directors' and officers' liability insurance coverage for our directors and officers and those of our subsidiaries and for certain other executive employees. This coverage insures these persons against certain losses that may be incurred by them in their respective capacities as directors, officers or employees, with respect to which they may or may not be indemnified under the provisions of our Articles of Incorporation or Bylaws.

Item 16. Exhibits

Exhibit Number        Description
--------------        -----------

      3.1 Restated Articles of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q, for the period ended February 29, 2000).

      3.2 Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1999).

      5.1* Opinion of Akerman, Senterfitt & Eidson, P.A. as to the validity of the shares of common stock to be registered.

     23.1*            Consent of Arthur Andersen LLP.

     23.2*            Consent of Ernst & Young LLP.

     23.3*            Consent of Akerman, Senterfitt & Eidson, P.A.

     24.1*            Powers of Attorney

----------------------
* Previously filed


Item 17.   Undertakings

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

                      (iii) To include any additional or changed material information on the plan of distribution.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to the Exchange Act that are incorporated by reference in this Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   Signatures



         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 1st day of May, 2000.



                                 Gerald Stevens, Inc.

                                 By: /s/ Adam D. Phillips
                                     ---------------------
                                     Adam D. Phillips,
                                     Senior Vice President, Chief Administrative
                                     Officer and Secretary



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated below:

                 Signatures                                        Titles                              Date
                 ----------                                        ------                              ----
*                                                 President, Chief Executive Officer and          May 1, 2000
--------------------------------------------         Director (Principal Executive Officer)
Gerald R. Geddis

*                                                 Senior Vice President and Chief                 May 1, 2000
--------------------------------------------         Financial Officer (Principal Financial
Albert J. Detz                                       Officer)

*                                                 Vice President and Corporate Controller         May 1, 2000
--------------------------------------------         (Principal Accounting Officer)
Edward J. Baker

*                                                 Chairman of the Board                           May 1, 2000
--------------------------------------------
Steven R. Berrard

*                                                 Director                                        May 1, 2000
--------------------------------------------
Robert L. Johnson

*                                                 Director                                        May 1, 2000
--------------------------------------------
Ruth M. Owades

/s/ Adam D. Phillips                              Director                                        May 1, 2000
--------------------------------------------
Adam D. Phillips

*                                                 Director                                        May 1, 2000
--------------------------------------------
Kenneth G. Puttick

*                                                 Director                                        May 1, 2000
---------------------------------------------
Kenneth Royer

*                                                 Director                                        May 1, 2000
--------------------------------------------
Andrew W. Williams

* Adam D. Phillips, by power of attorney

                                  Exhibit Index

Exhibit Number        Description
--------------        -----------

     3.1 Restated Articles of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q, for the period ended February 29, 2000).

     3.2 Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1999).

     5.1* Opinion of Akerman, Senterfitt & Eidson, P.A. as to the validity of the shares of common stock to be registered.

     23.1*            Consent of Arthur Andersen LLP.

     23.2*            Consent of Ernst & Young LLP.

     23.3*            Consent of Akerman, Senterfitt & Eidson, P.A.

     24.1*            Powers of Attorney

* Previously filed.